UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD SPECIALIZED DISCLOSURE REPORT

NEWELL BRANDS INC. (Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-9608 (Commission File Number)	36-3514169 (IRS Employer Identification No.)

221 River Street
Hoboken, New Jersey 07030
(Address of principal executive offices) (Zip code)
Bradford R. Turner (201) 610-6600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Minerals Disclosure
Item 1.01        Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Newell Brands Inc. website at http://ir.newellbrands.com/investor-relations/sec-filings/default.aspx. The content on, or accessible through, any website referred to in this Form SD or the attached Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report.
Item 1.02    Exhibits
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01    Exhibits

Exhibit 1.01	Newell Brands Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEWELL BRANDS INC.
Dated: May 25, 2017	By:	/s/ Bradford R. Turner Bradford R. Turner Chief Legal Officer and Corporate Secretary

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